Exhibit (d)(4)

Schedule A

Funds and Sub-Advised Assets

“Sub-Advised Assets”*	“Fund”

Amplify Samsung SOFR ETF (SOFR)	Amplify Samsung SOFR ETF (SOFR)
Amplify Bloomberg U.S. Treasury 12% Premium Income ETF (formerly Amplify Bloomberg U.S. Treasury Target High Income ETF)	Amplify Bloomberg U.S. Treasury 12% Premium Income ETF (formerly Amplify Bloomberg U.S. Treasury Target High Income ETF)
* Where the Sub-Advised Assets is the same as the Fund, the Sub-Advisor sub-advises the entire Fund